

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

John Salerno
Chief Executive Officer
iGambit, Inc.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

> **Re: iGambit, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed December 6, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed September 13, 2010**
> **Form 10-Q/A for Fiscal Period Ended March 31, 2010**
> **Filed September 13, 2010**
> **Form 10-Q for Fiscal Period Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for Fiscal Period Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-53862**

Dear Mr. Salerno:

We have reviewed the amendment to your registration statement and your periodic report and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement and periodic reports, and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statement and periodic reports, and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated October 6, 2010 and await the filing of the relevant amendments. Please also include your Form 10-Q for the fiscal period ended September 30, 2010 in your revisions consistent with that comment.

Amendment No. 3 to Registration Statement on Form 10

Item 2. Financial Information, page 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 16

2. We reviewed your response to comment three in our letter dated October 6, 2010. As previously requested, please tell us why Gotham net loss for the year ended December 31, 2009 and nine months ended September 30, 2010 as presented are not non-GAAP measures as defined at Item 10(e)(2) of Regulation S-K. In addition, based on the tables provided in response to comment three it appears that discrete financial information is available for Gotham and IGambit. If not, please advise. If so, please tell us the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9 and explain your consideration of providing the disclosures at ASC 280-10-50-20 through 50-42 in the notes to your financial statements.

Annual Financial Statements, page F-1

Report of Independent Registered Public Accountant, page F-1

3. Your auditor should include an explanatory paragraph in his report referring to the restatement described in Note 4 and date the report appropriately. Refer to Auditing Standards Codification Sections AU 420.12 and 530.05.

Consolidated Statements of Cash Flows, page F-5

4. We reviewed your response to comment ten in our letter dated October 6, 2010. It appears that net cash provided by discontinued operations for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows still is not consistent with the disclosure of cash received from DDC disclosed on page 9. Further, the disclosure of cash received from DDC disclosed in your discussion of cash flow activity beginning on page 16 appears inconsistent and/or incomplete when comparing the discussion to the disclosure of cash received from DDC disclosed on page 9 and the net cash provided by discontinued operations for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows. Please revise and/or reconcile for us the amounts disclosed on page 9, in your discussion of cash flow activity beginning on page 16 and the net cash provided by discontinued operations for the years ended December 31, 2009 and December 31, 2008 and for the nine months ended September 30, 2010 and September 30, 2009 presented in your statements of cash flows.

5. We reviewed your response to comment 11 in our letter dated October 6, 2010. Please explain why your classification of the $141,538 repayment of prepaid contingencies as net cash used in operating activities rather than a non-cash activity, considering the disclosure in the second paragraph on page F-9 that this amount was repaid with contingency payments retained by DDC, or net cash used in financing activities complies with the guidance in ASC 230.

6. We note the changes made to your statements of cash flows for the years ended December 31, 2009 and December 31, 2008 and the nine months ended September 30, 2009. Please tell us your consideration of labeling the statements of cash flows for the years ended December 31, 2008 and the nine months ended September 30, 2009 as restated. Please also tell us your consideration of providing the disclosures at ASC 250-10-50-7 regarding corrections of errors.

Notes to Financial Statements, page F-6

Note 4. Restatement of Prior Period Consolidated Financial Statements, page F-11

7. We reviewed your revision made in response to comment eight in our letter dated October 6, 2010 noting that you revised to recognize $49,500 of compensation expense from vested warrants in the three month period ended June 30, 2010. Please tell the amount of stock based compensation expense recognized from both warrants and options in the three month periods ended March 31, 2010, June 30, 2010 and September 30, 2010 and explain why the compensation expense recognized complies with ASC 718. In this regard, please explain why this footnote does not refer to any stock based compensation expense being recognized in the three months ended March 31, 2010 and why this footnote and the statement of stockholders' equity for the nine months ended September 30, 2010 on page F-20 does not refer to stock based compensation related to options.

8. Please tell us whether you intend to reconsider the adequacy of your previous disclosures in your periodic reports regarding the effectiveness of your internal controls over financial reporting and disclosure controls and procedures in light of the restatements. Also tell us whether you intend to amend your periodic reports to revise your disclosure and describe the effect of the restatement on the officers' conclusions regarding the effectiveness of your internal controls over financial reporting and disclosure controls and procedures. If your certifying officers' conclude that your internal controls over financial reporting and disclosure controls and procedures are effective despite the restatement, please tell us the basis for the officers' conclusions.

Note 1. Organization and Basis of Presentation, page F-6
Business Acquisition, page F-6

9. We reviewed your response to comment 12 in our letter dated October 6, 2010 as well as the revisions made in response to this comment. As previously requested, please explain how you identified and recognized the assets acquired in the business combination

including your consideration of recognizing intangible assets such as favorable or unfavorable sales contract terms. Refer to ASC 805-20. Please also tell us how the assets identified and recognized differ from the book value of Jekyll's assets prior to the acquisition. In addition, see the comments below regarding the accounts receivable purchased and the valuation of the common shares and options issued as consideration.

10. We reviewed your response to comment 13 in our letter dated October 6, 2010 and note your statement that the accounts receivable purchased were in good standing. We also note your independent public accountant's disclosure on page F-38 that Jekyll should have had a $46,000 accounts receivable reserve as of September 30, 2009. Please reconcile this apparent discrepancy.

Note 6. Stock Based Compensation, page F-12

11. Reference is made to your response to comment 29 in our letter dated July 1, 2010 in which you state that that the measurement dates used for the warrants granted to the securities broker firm and securities law firm comply with FASB ASC 505-50-30-11 and 505-50-30-12. Please tell us the measurement dates used for these warrants granted through and including September 30, 2010 explaining why such measurement dates comply with FASB ASC 505-50-30-11 and 505-50-30-12. Please also see the comment below regarding the valuation of common shares used in the valuation of warrants.

12. Please tell us if the weighted average grant-date fair value of the warrants and options disclosed as $0.10 in the tables on page F-12 and F-27 represent the fair value of the warrants and options, the common shares underlying the warrants and options, or both. If both, please confirm that the option pricing model used computed a grant-date fair value of $0.10 using a $0.10 per common share fair value and the assumptions disclosed on page F-13 and F-27. If the amount disclosed represents only the fair value of the common shares underlying the warrants and options, please disclose the weighted-average grant date fair value of the warrants and options. Refer to ASC 718-10-50-2d.1.

13. We reviewed your responses to comments 12 and 14 in our letter dated October 6, 2010, your response to comment 29 in our letter dated July 1, 2010 and your disclosures throughout the Registration Statement. It appears that you have used a $0.10 common share fair value when: 1) valuing the common shares and the common shares underlying options issued in the DDC acquisition, 2) valuing the common shares underlying options and warrants granted in the years ended December 31, 2008 and December 31, 2009 and the nine months ended September 30, 2010, and 3) measuring the common shares underlying the warrants granted to the securities broker firm and securities law firm in compliance with FASB ASC 505-50-30-11 and 505-50-30-12 as of the end of each reporting period. If not, please advise. If so, please explain why the fair value of your common shares has not changed from December 31, 2008 through September 30, 2009 considering the expiration of a significant portion of the five year contingency payment term with DDC, the issuance of any securities and the purchase and of Jekyll.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel D. Mayersohn, Esq.
        Via Facsimile